Exhibit 99.1

TransAlta and Pembina Pipeline Announce 100 MW Renewable Power Purchase Agreement and Launch of the Garden Plain Wind Project

CALGARY, AB, May 3, 2021 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today that it has entered into a long-term Power Purchase Agreement ("PPA") with Pembina Pipeline Corporation ("Pembina") for the offtake of 100 MW from its proposed 130 MW Garden Plain Wind Power Project ("Garden Plain" or "facility"), to be located approximately 30 km north of Hanna, Alberta.  Under this agreement, Pembina will receive both renewable electricity and environmental attributes for an 18-year term. This long-term contract with Pembina enables TransAlta to add the 130 MW Garden Plain Wind Project to its growing wind generation fleet.

"Pembina views power purchase agreements as an effective tool to support development of renewable energy infrastructure, lower emissions and support the transition to a lower carbon energy system. With over 100 years of power generation experience, including extensive and growing renewable energy capacity, we are pleased to be working with TransAlta at Garden Plain and believe we have found the right partner to help Pembina accomplish its long-term goals," said Mick Dilger, Pembina's President and Chief Executive Officer.

"TransAlta is excited to partner with a great Alberta-based company like Pembina to make the Garden Plain project a reality.  The delivery of low cost, reliable and clean energy solutions in support of our customer's sustainability goals and commitments is a cornerstone of our strategy.  Pembina is a leader in this space and the perfect customer and partner for our next Alberta wind facility," said John Kousinioris, President and Chief Executive Officer of TransAlta.

Pembina and TransAlta have entered into an 18-year PPA for 100 MW, commencing on the Commercial Operation Date ("COD") of Garden Plain.  The PPA with Pembina provides the foundation that supports the investment in the 130 MW Garden Plain project. TransAlta is currently marketing the remaining 30 MW of the facility to commercial and industrial electricity customers that are looking to reduce the carbon intensity of their operations.  To the extent contracts for the remaining 30 MW are not secured, the excess energy will be offered into the merchant wholesale power market in Alberta.

The project will consist of 26 Siemens-Gamesa SGRE SG-145 turbines with construction expected to begin in the fall of 2021, and with a target COD in the second half of 2022. TransAlta will construct, own and operate the facility. Total construction capital of the project is estimated at approximately $195 million.

About Pembina Pipeline Corporation:

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy-efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the ability of the Company to contract the 30 MW uncontracted generation, or offer such 30 MW generation into the Alberta merchant market; the timing of construction and commercial operation of the Garden Plain project; and the expected project costs. The forward-looking statements contained in this news release are based on current expectations, estimates, projections and assumptions, having regard to the Corporation's experience and its perception of historical trends, and includes, but is not limited to, expectations, estimates, projections and assumptions relating to the extent of regulations pertaining to COVID-19 not becoming significantly more onerous.  These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the effects of weather, catastrophes and public health crises, including COVID-19; labour availability; disruptions to the Company's supply chains;  failure to obtain necessary regulatory approvals in a timely fashion, or at all; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2020. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2021/03/c8692.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 21:38e 03-MAY-21